BD 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.... 12.00

10028229

[redacted]NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~67919~~ 67976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 23, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LIBERUM CAPITAL INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 15th Floor
New York, NY 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEC Mail Processing
Section
MAR 01 2010
Washington, DC
110

Berson & Corrado
(Name - *if individual, state last, first, middle name*)

25 West 43rd St, Suite 920 (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Liberum Capital Inc** as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

State of New York
County of Erie
Subscribed and Sworn to before me
this 19 day of January, 2010

Notary Public

Signature

KATHRYN T. ZUBLER
Notary Public, State of New York
01ZU6111903
Qualified in Erie County
My Commission Expires June 28, 20 12

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

FINANCIAL STATEMENTS

DECEMBER 31, 2009

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

TABLE OF CONTENTS

Independent Auditor's Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information Required by Rule 17a-5 of The Securities and Exchange Commission

Schedule of Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission 11

Schedule of Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission 12

Independent Auditor's Supplementary Report on Internal Control 13

BERSON+CORRADO
Integrated Financial Solutions
www.bersonandcorrado.com

Independent Auditor's Report

To the Stockholder
Liberum Capital Inc.

We have audited the accompanying statement of financial condition of Liberum Capital Inc. (a wholly owned subsidiary of Liberum Capital Limited) as of December 31, 2009 and the related statement of operations, changes in stockholder's equity, and cash flow for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Liberum Capital Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson +Corrado

Ramsey, New Jersey
February 24, 2010

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2009
ASSETS		
Cash	$	393,127
Deposit with clearing organization		565,215
Receivable from clearing organization		94,943
Prepaid expenses and other assets		51,841
Fixed assets, net		348,889
Security deposit		265,000
Total assets	$	1,719,015
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	158,314
Due to parent		214,040
Subordinated loans - related party		1,750,000
Interest payable - related party		21,139
Total liabilities		2,143,493
Stockholder's equity		
Common stock, $1,000 par value; 300 shares authorized 155 issued and outstanding		155,000
Preferred stock, $1,000 par value; 2,000 shares authorized 1,599 issued and outstanding		1,599,000
Accumulated other comprehensive income		65,215
Accumulated deficit		(2,243,693)
Total stockholder's equity		(424,478)
Total liabilities and stockholder's equity	$	1,719,015

See accompanying notes.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2009
Revenue	
Commissions income	$ 1,043,209
Interest income	30
Total revenue	1,043,239
Operating expenses	
Employee compensation and benefits	1,517,454
Rent	243,009
Depreciation	114,302
Travel and entertainment	229,893
Consulting and professional fees	305,880
Market data and research	250,907
Commissions expense	115,942
Training expense	7,464
Office expense	22,606
Insurance expense	76,391
Utilities	89,323
Management fees	90,000
Relocation costs	61,060
Total operating expenses	3,124,231
Loss from operations	(2,080,992)
Other expenses	
Interest	21,206
Income taxes	329
Total other expenses	21,535
Net loss	$ (2,102,527)

See accompanying notes.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Capital Stock	Preferred Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholder's Equity
Balance - January 1, 2009	$ 155,000	$ 749,000	$ -.-	$ (141,166)	$ 762,834
Issuance of preferred shares	-.-	850,000	-.-	-.-	850,000
Foreign currency translation adjustment	-.-	-.-	65,215	-.-	65,215
Net loss	-.-	-.-	-.-	(2,102,527)	(2,102,527)
Balance - December 31, 2009	$ 155,000	$ 1,599,000	$ 65,215	$ (2,243,693)	$ (424,478)

See accompanying notes.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2009
Cash flows from operations	
Net loss	$ (2,102,527)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	114,302
(Increase) decrease in operating assets:	
Deposit with clearing organization	(500,000)
Receivable from clearing organization	(94,943)
Prepaid expenses and other assets	(9,928)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	158,314
Due to parent	213,518
Interest payable - related party	21,139
Net cash used in operating activities	(2,200,125)
Cash flow from investing activities	
Capital expenditures	(161,748)
Net cash used in investing activities	(161,748)
Cash flow from financing activities	
Proceeds from subordinated loan - related party	1,750,000
Issuance of preferred stock	850,000
Net cash provided by investing activities	2,600,000
Increase in cash	238,127
Cash - beginning of the year	155,000
Cash - end of the year	$ 393,127

See accompanying notes.

Note 1 - Organization and Nature of Operations

Liberum Capital Inc. (the "Company"), a New York corporation organized in February 2008, is a wholly owned subsidiary of Liberum Capital Limited (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), which it received its FINRA approval for membership on January 23, 2009. The Company engages in a general securities business with institutional investors.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Commissions are also earned on research that is provided by the Parent Company, which the Company presents to its customers.

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Property and Equipment - Property and equipment are carried at cost. When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Depreciation is computed on the straight-line basis over the assets' useful lives.

Advertising – The Company expenses the cost of advertising and promotions as incurred.

Income Taxes and Deferred Taxes - The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws.

The Company accounts for income taxes under generally accepted accounting principles. As such, the Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 2 - Summary of Significant Accounting Policies (continued)

Foreign Currency Translation - Assets and liabilities that are translated use exchange rates in effect at the balance sheet date and revenues and expenses that have occurred throughout the current fiscal year are converted at a weighted-average rate of exchange for the entire year. Resulting translation adjustments are recorded directly in accumulated other comprehensive income which is a separate component of stockholder's equity.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Property and Equipment

Property and equipment at December 31, 2009, consisted of the following:

		2009
Furniture and fixtures	$	100,735
Equipment		199,854
Leasehold improvements		162,602
		463,191
Accumulated depreciation		(114,302)
	$	348,889

Depreciation expense for the year ended December 31, 2009 amounted to $114,302.

Note 4 - Operating Lease

The Company occupies office space under a lease agreement that expires in October 2013. Aggregated future minimum annual rental payments under the lease agreement are as follows:

2010	$	250,299
2011		273,525
2012		289,765
2013		247,478
	$	1,061,067

Rent expense for the year ended December 31, 2009 amounted to $243,009.

Note 5 - Income Taxes

For the year ended December 31, 2009, the Company did not record any provision for the federal, state or local income taxes because it did not have any current taxable income for the year.

The Company's deferred tax asset at December 31, 2009 amounted to approximately $1,053,000 related to net operating loss carryovers for which the Company recorded a full valuation allowance. As of December 31, 2009, the Company had federal net operating loss carryforward of approximately $2,100,000 that can be deducted against future taxable income. These tax carryforward amounts expire in various years through 2029.

Note 6 - Subordinated Loans - Related Party and Other Related Party Transactions

During May 2009, the Company entered into a subordinated loan agreement with the Parent for working capital; the agreement was accepted by FINRA as a satisfactory subordination agreement. The Company promises to pay the Parent on March 16, 2012 the sum of $500,000 plus interest at the rate of Libor plus 2% per annum from the effective date of the agreement. Payments of all or any part of the loan amount prior to the maturity date may be made by the Company only upon receipt of the prior written approval of FINRA, but in no event may any prepayment be made before the expiration of one year from the date of the agreement. As of December 31, 2009 no payments have been made on this loan.

During June 2009, the Company entered into a subordinated loan agreement with the Parent for working capital; the agreement was accepted by FINRA as a satisfactory subordination agreement. The Company promises to pay the Parent on July 12, 2012 the sum of $500,000 plus interest at the rate of Libor plus 2% per annum from the effective date of the agreement. Payments of all or any part of the loan amount prior to the maturity date may be made by the Company only upon receipt of the prior written approval of FINRA, but in no event may any prepayment be made before the expiration of one year from the date of the agreement. As of December 31, 2009 no payments have been made on this loan.

During December 2009, the Company entered into a subordinated loan agreement with the Parent for working capital; the agreement was accepted by FINRA as a satisfactory subordination agreement. The Company promises to pay the Parent on January 23, 2013 the sum of $750,000 plus interest at the rate of Libor plus 2% per annum from the effective date of the agreement. Payments of all or any part of the loan amount prior to the maturity date may be made by the Company only upon receipt of the prior written approval of FINRA, but in no event may any prepayment be made before the expiration of one year from the date of the agreement. As of December 31, 2009 no payments have been made on this loan.

Note 6 - Subordinated Loans - Related Party and Other Related Party Transactions (continued)

The interest payable to the Parent company on the subordinated loan agreements for the year ended December 31, 2009 amounted to $21,139.

At December 31, 2009 the Company has a loan payable to the Parent company totaling $214,040; there are no repayment terms associated with this transaction.

During April 2009, the Company entered into a service agreement with the Parent company. The agreement states that the Parent company will provide execution of transactions and perform services related to the distribution of research published by the Parent company. For the year ended December 31, 2009, the fees for these services amounted to $90,000.

Note 7 – Comprehensive Income

During 2009, the Company was required to make a deposit with its clearing broker. The deposit amount was 350,000 British Pound. This asset was translated into U.S. dollars using the exchange rate as of the balance sheet date. For the year ended December 31, 2009, the Company recorded a foreign currency translation adjustment of $65,215.

Note 8 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $659,792, which was $559,792 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.60 to 1.

Note 9 – Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9 – Indemnifications (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10 - Cash Segregated under Federal and other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 11 - Concentration of Credit Risk and Other Financial Information

Cash held by financial institution whish exceed the Federal deposit Insurance Corporation ("FDIC') limits expose the Company to concentrations of credit risk. Balances, throughout the year usually exceed the maximum coverage by the FDIC on insured depositor accounts.

Advertising expense for the year ended December 31, 2009 amounted to $1,698.

Note 12 - Other Financial Information

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for		
Taxes	$	329

****

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2009
Total stockholder's equity	$	(424,478)
Add: Other (deductions) or allowable credits		
Subordinated debt loan		1,750,000
Deductions and/or charges:		
Non - allowable assets		(665,730)
Net capital before haircuts on securities positions		659,792
Haircuts on securities		-.-
Net capital	$	659,792
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requires (6-2/3% of aggregated indebtness)		26,246
Minimum dollar net capital requirement		100,000
Net capital requirement (greater of above)		100,000
Excess net capital	$	559,792
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	158,314
Due to parent		214,040
Interest payable - related party		21,139
Aggregate indebtedness	$	393,493
Ratio of aggregate indebtedness to net capital		.60:1.0

There are no material differences between the computation of aggregate indebtedness presented above and the computation of aggregate indebtedness in the Company's unaudited Form X-17A-5, Part II-A.

See independent auditor's report and accompanying notes.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder
Liberum Capital Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Liberum Capital Inc. (a wholly owned subsidiary of Liberum Capital Limited) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

Ramsey, New Jersey
February 24, 2010

BERSON+CORRADO
Integrated Financial Solutions

LIBERUM CAPITAL INC.

AGREED UPON PROCEDURES

DECEMBER 31, 2009

BERSON+CORRADO
Integrated Financial Solutions
www.bersonandcorrado.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder
Liberum Capital Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC 7-T) to the Securities Investor Protection Corporation (SPIC) for the year ended December 31, 2009, which were agreed to by Liberum Capital Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Liberum Capital Inc.'s compliance with the applicable instructions of the Form SIPC-7T. Liberum Capital Inc.'s management is responsible for Liberum Capital Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries (copy of disbursement) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no material differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 24, 2010

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601